UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 17)1

Tri-County Financial Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89546L 10 7
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒         Rule 13d-1(b)

☒         Rule 13d-1(c)

☐          Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP NO. 89546L 10 7	13G/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS:
Community Bank of Tri-County Employee Stock Ownership Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Maryland

	5	SOLE VOTING POWER 59,618 (unallocated shares)
NUMBER OF
SHARES
BENEFICIALLY	6	SHARED VOTING POWER 204,523 (allocated shares)
OWNED BY
EACH
REPORTING	7	SOLE DISPOSITIVE POWER 264,141 ( total number of shares)
PERSON
WITH
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,141
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (1)
12	TYPE OF REPORTING PERSON EP

(1)	Based on 3,042,257 shares outstanding as of December 31, 2012.

CUSIP NO. 89546L 10 7	13G/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS:
H. Beaman Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	5	SOLE VOTING POWER	162,747 direct (includes 59,618 unallocated shares held by the ESOP and excludes 21,825 shares subject to options)
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	204,523 (1)
OWNED BY
EACH
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER	162,747 (includes 59,618 unallocated shares held by the ESOP and excludes 21,825 shares subject to options)

	8	SHARED DISPOSITIVE POWER	204,523 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,095 (includes 21,825 shares subject to options)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.7% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of allocated shares held by the Tri-County Financial Corporation Employee Stock Ownership Plan Trust (“ESOP Trust”), of which the reporting person serves as a trustee.
(2)	Based on 3,042,257 shares outstanding as of December 31, 2012, plus 21,825 shares that the reporting person may acquire within 60 days by exercising stock options.

CUSIP NO. 89546L 10 7	13G/A	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS:
Joseph V. Stone, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	5	SOLE VOTING POWER	81,918 (includes 59,618 unallocated shares held by the ESOP and excludes 500 shares subject to options)
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	204,523 (1)
OWNED BY
EACH
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER	81,918 (includes 59,618 unallocated shares held by the ESOP and excludes 500 shares subject to options)

	8	SHARED DISPOSITIVE POWER	204,523 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,941 (includes 500 shares subject to options)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of allocated shares held by the ESOP Trust, of which the reporting person serves as a trustee.
(2)	Based on 3,042,257 shares outstanding as of December 31, 2012, plus 500 shares that the reporting person may acquire within 60 days by exercising stock options.

Page 5 of 7 Pages

Securities and Exchange Commission

Washington, DC 20549

Item 1  (a).           Name of Issuer.

 Tri-County Financial Corporation

(b).        Address of Issuer’s Principal Executive Offices.

3035 Leonardtown Road

Waldorf, Maryland 20601

Item 2 (a).           Name of Person(s) Filing.

Community Bank of Tri-County Employee Stock Ownership Plan Trust (“ESOP”) and the following individuals who serve as its trustees: H. Beaman Smith and Joseph V. Stone, Jr.

(b).       Address of Principal Business Office.

Same as Item 1(b).

(c).        Citizenship.

See Row 4 of the second part of the cover page provided for each reporting person.

(d).        Title of Class of Securities.

Common Stock, par value $0.01 per share.

(e).         CUSIP Number.

89546L 10 7

Item 3.                 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f)   ☒        An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

Items (a), (b), (c), (d), (e), (g), (h), (i), (j) and (k) are not applicable. This amended Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable Securities and Exchange Commission no-action letters.

Page 6 of 7 Pages

Item 4.                Ownership.

(a)	Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

(b)	Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

(c)	Number of Shares as to Which Such Person Has: See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5.                Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.                Ownership of More Than Five Percent on Behalf of Another Person.

The ESOP Committee has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

Item 7.                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.               Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.                Notice of Dissolution of Group.

Not applicable.

Item 10.             Certification.

By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMUNITY BANK OF TRI-COUNTY

EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

/s/ H. Beaman Smith	February 14, 2013
H. Beaman Smith, as Trustee

/s/ Joseph V. Stone, Jr.	February 14, 2013
Joseph V. Stone, Jr., as Trustee

/s/ H. Beaman Smith	February 14, 2013
H. Beaman Smith, as an Individual Stockholder

/s/ Joseph V. Stone, Jr.	February 14, 2013
Joseph V. Stone, Jr., as an Individual Stockholder

Exhibit A

Members of the Group:

Community Bank of Tri-County Employee Stock Ownership Plan Trust

H. Beaman Smith

Joseph V. Stone, Jr.

Exhibit 99

AGREEMENT RELATING TO FILING OF

JOINT STATEMENT PURSUANT TO

RULE 13d-1(k) UNDER THE SECURITIES ACT OF 1934

The undersigned agree that Amendment No. 17 to the Statement on Schedule 13G/A to which this Agreement is attached is filed on behalf of each of them.

Date: February 14, 2013

COMMUNITY BANK OF TRI-COUNTY

EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

/s/ H. Beaman Smith	February 14, 2013
H. Beaman Smith, as Trustee

/s/ Joseph V. Stone, Jr.	February 14, 2013
Joseph V. Stone, Jr., as Trustee

/s/ H. Beaman Smith	February 14, 2013
H. Beaman Smith, as an Individual Stockholder

/s/ Joseph V. Stone, Jr.	February 14, 2013
Joseph V. Stone, Jr., as an Individual Stockholder